Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500


02002963

To:	**Division of Corporation Finance**
Firm:	**United States Securities and Exchange Commission**
Contact name:	**Wojciech Marciniak** Director, Head Office Information Centre
Phone:	*(48 76) 84 78 280*
Fax:	*(48 76) 84 78 205*

Announcement also provided to required statutory authorities

Date: *06 February 2002*

Number of pages (including this one): 2

Current report 7/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 6 February 2002 a resolution was passed which significantly impacts the financial result for the year 2001, involving the creation of a provision for future liabilities arising from a subsidy agreement and from agreements entered into on 28 December 2000 between KGHM Polska Miedź S.A. and the town of Rudna. The Management Board has decided to create a provision for liabilities arising from these agreements, and relating to future expenses to be made on behalf of the town of Rudna connected with the acquisition of permits and the development of the Żelazny Most tailings pond.
This provision for future liabilities, estimated in the amount of PLN 38 816 thousand, will be accounted for as at 31 December 2001.

In addition, the Management Board has also made the following decisions:

- **to enter into the accounts of the Company as at 31 December 2001 conditional off-balance sheet liabilities in the amount of PLN 34 583 thousand, representing the difference between the costs of mining fees paid in accordance with decisions for the period: 3rd quarter 1998 to end-2001, and the estimated liabilities in this regard, calculated based on other methodology than that applied to this time.**
  This conditional liability was disclosed in connection with a ruling of the Supreme Court dated 18 January 2002 accepting an extraordinary appeal by the General Prosecutor of the Republic of Poland. The subject of this appeal was decisions by the Minister of Environmental Protection, Natural Resources and Forestry, setting the level of the mining fee.

- **to write off as at 31 December 2001, due to the lack of justification to claims by KGHM Polska Miedź S.A., those liabilities arising from Annex nr 2 to the**

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

Agreement on Co-operation in the Exploitation of the KIMPE Deposit and remaining accounted for as off-balance sheet liabilities in the amount of USD 17 460 thousand.

Legal basis:
(article 81, section 1, point 2 of the Securities Act of 21 August 1997 – Dz.U. Nr 118, poz.754 with later changes)

KGHM Polska Miedź S.A.
Wojciech Marciniak
DYREKTOR DEPARTAMENTU WSPÓŁPRACY z INWESTORAMI

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek